Exhibit 99.1

GENFIT: June 15, 2021 Combined Shareholders Meeting: Wide support for the resolutions submitted to the shareholders’ vote but quorum not met on first convening

•	Quorum of 18.19% on first convening
•	Combined Shareholders Meeting will be reconvened on June 30, 2021 with the same agenda
•	Votes cast on the first convening remain valid for the second convening
•	Shareholder engagement remains critical for the approval of the resolutions submitted to the Extraordinary General Meeting

Lille, France; Cambridge, MA; June 15, 2021 - GENFIT (Nasdaq and Euronext: GNFT), a late- stage biopharmaceutical company dedicated to improving the lives of patients with metabolic and liver diseases, today announced that the June 15, 2021 Combined Shareholders Meeting obtained a wide support for the resolutions submitted to the shareholders vote, however, quorum was not met on first convening. A new Combined Shareholders Meeting to vote on the same agenda will be convened on June 30, 2021 at 2.30pm Paris time. The agenda and resolutions remain unchanged. The quorum on first convening amounted to 18.19%. As a reminder, on second convening the required quorum to validly deliberate at the Extraordinary General Meeting is 20%.

Pascal Prigent, CEO of GENFIT commented: “We thank all the shareholders who have already voted. We are now counting on the support of shareholders who have not voted on first convening to vote at the next shareholders meeting on June 30, 2021. GENFIT is your company, your vote is vital.”

Shareholders can still vote by post and send their proxy forms until June 27, 2021 at midnight (00:00), Paris time and vote electronically via the Votaccess platform starting on June 17, 2021 until June 29, 2021 at 3 p.m., Paris time.

In accordance with decree n°2021-255 of March 09, 2021 extending the application of measures of ordinance n°2020-321 of March 25, 2020 and its application decree n°2020-418 of April 10, 2020 which was extended until July 31, 2021 by decree n° 2021-255 of March 09, 2021, this Combined General Meeting, to be held upon second convening, will be conducted behind closed doors at the Company’s headquarters at Parc Eurasanté, 885 avenue Eugène Avinée, Loos, 59120 France, meaning without the physical presence of shareholders and others who are usually entitled to attend.

GENFIT | 885 Avenue Eugène Avinée, 59120 Loos - FRANCE | +333 2016 4000 | www.genfit.com	1

The convening notice, including the agenda and participation and voting instructions for the Combined Shareholders Meeting on second convening will be published on June 18, 2021, in the French Legal Announcements Bulletin (Bulletin des Annonces Légales Obligatoires). As shareholders will be unable to participate physically in the Combined General Meeting, admission cards will therefore not be delivered.

In accordance with articles R.225-77 and R.225-79 of the French Commercial Code, proxy forms sent to the Company, electronic votes and voting powers given to the Combined Shareholders Meeting on first convening remain valid for the Combined Shareholders Meeting called to vote on the same agenda on second convening on June 30, 2021, as long as the shares voted remain in the respective shareholders’ accounts.

Shareholders that have not cast their votes are invited to consult the convening notice to be published on June 18, 2021 in the French Legal Announcements Bulletin (Bulletin des Annonces Légales Obligatoires) and to visit our dedicated website (whose address is as follows) for more information on how to participate in the Combined Shareholders Meeting on second convening on June 30, 2021: https://ir.genfit.com/financial-information/shareholders-meeting.

Composition of the Combined General Meeting committee

The Combined General Meeting will be chaired by Mr. Jean-François Mouney, Chairman of the Board of Directors.

Given the current pandemic and in accordance with the provisions of the Decree, the Company informs that it has appointed as observers (scrutateurs) of the Combined General Meeting: Biotech Avenir and University of Lille, which have each accepted this appointment.

Combined Shareholders Meeting broadcast details

Although quorum was not met on first convening, the Board of Directors and Management would like to provide a summary business development update. As a result, the Company will audio broadcast the Combined General Meeting live on the Company’s website (https://ir.genfit.com). A replay will be available at the Investors section of our website (https://ir.genfit.com) under the “Events” section and on the “Shareholders Meeting” page under “Financials”, as soon as possible at the end of the Combined Shareholders Meeting on first convening and at the latest before the end of the fifth business day after the second convening of the Combined Shareholders Meeting.

The French live broadcast will be accessible by calling +33 (0) 1 7037 7166 (France) and +44 (0) 33 0551 0200 (UK) five minutes prior to the start time (Password: Genfit).

GENFIT | 885 Avenue Eugène Avinée, 59120 Loos - FRANCE | +333 2016 4000 | www.genfit.com	2

Preparatory documents

Preparatory documents for the Combined General Meeting according to article R.22-10-23 of the French Commercial Code were uploaded on the Company’s website http://www.genfit.fr on May 25, 2021.

ABOUT GENFIT

GENFIT is a late-stage biopharmaceutical company dedicated to improving the lives of patients with cholestatic and metabolic chronic liver diseases. GENFIT is a pioneer in the field of nuclear receptor-based drug discovery, with a rich history and strong scientific heritage spanning more than two decades. GENFIT is currently enrolling in ELATIVE™, a Phase 3 clinical trial evaluating elafibranor in patients with Primary Biliary Cholangitis (PBC). Elafibranor is an investigational compound that has not been reviewed and has not received approval by any regulatory authority. As part of GENFIT’s comprehensive approach to clinical management of patients with liver disease, the Company is also developing NIS4®, a new, non-invasive blood-based diagnostic technology which could enable easier identification of patients with at-risk NASH. NIS4® technology has been licensed to LabCorp® in the U.S. and Canada for the development and commercialization of a blood-based molecular diagnostic test powered by NIS4® technology. GENFIT has facilities in Lille and Paris, France, and Cambridge, MA, USA. GENFIT is a publicly traded company listed on the Nasdaq Global Select Market and on compartment B of Euronext’s regulated market in Paris (Nasdaq and Euronext: GNFT). www.genfit.com

FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements with respect to GENFIT, including those within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the reconvening of our shareholders meeting and the voting results. The use of certain words, including “consider”, “contemplate”, “think”, “aim”, “expect”, “understand”, “should”, “aspire”, “estimate”, “believe”, “wish”, “may”, “could”, “allow”, “seek”, “encourage” or “have confidence” or (as the case may be) the negative forms of such terms or any other variant of such terms or other terms similar to them in meaning is intended to identify forward-looking statements. Although the Company believes its projections are based on reasonable expectations and assumptions of the Company’s management, these forward-looking statements are subject to numerous known and unknown risks and uncertainties, which could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking statements. These risks and uncertainties include, among other things, the uncertainties inherent in research and development, including in relation to safety, biomarkers, progression of, and results from, its ongoing and planned clinical trials, review and approvals by regulatory authorities of its drug and diagnostic candidates, exchange rate fluctuations and the Company’s continued ability to raise capital to fund its development, as well as those risks and uncertainties discussed or identified in the Company’s public filings with the AMF, including those listed in Chapter 2 “Main Risks and Uncertainties” of the Company’s 2020 Universal Registration Document filed with the AMF on 23 April 2021 under n° D.21-0350, which is available on the Company’s website (www.genfit.com) and on the website of the AMF (www.amf-france.org) and public filings and reports filed with the U.S. Securities and Exchange Commission (“SEC”) including the Company’s 2020 Annual Report on Form 20-F filed with the SEC on April 23, 2021. In addition, even if the Company’s results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. These forward-looking statements speak only as of the date of publication of this document. Other than as required by applicable law, the Company does not undertake any obligation to update or revise any forward-looking information or statements, whether as a result of new information, future events or otherwise.

GENFIT | 885 Avenue Eugène Avinée, 59120 Loos - FRANCE | +333 2016 4000 | www.genfit.com	3

CONTACT

GENFIT | Investors

Tel: +1 (617) 714 5252 | investors@genfit.com

PRESS RELATIONS | Media

Bruno ARABIAN – Ulysse Communication | Tel : 06 87 88 47 26 | barabian@ulysse-communication.com

Stephanie BOYER – GENFIT | Tel: +333 2016 4000 | stephanie.boyer@genfit.com

GENFIT | 885 Avenue Eugène Avinée, 59120 Loos - FRANCE | +333 2016 4000 | www.genfit.com	4